

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 31, 2010

Brian E. Mueller
Chief Executive Officer
Grand Canyon Education, Inc.
3300 W. Camelback Road
Phoenix, AZ 85017

> **Re: Grand Canyon Education, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 18, 2010**
> **Definitive Proxy Statement**
> **Filed April 7, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 4, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed August 9, 2010**
> **Form 8-K**
> **Filed on August 18, 2010**
> **File No. 1-34211**

Dear Mr. Mueller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31,2009

Item 1. Business, page 4
Regulation of Federal Student Financial Aid Programs, page 21

1. Explain the reasons behind the Department of Education's decision to provisionally certify the company to participate in Title IV programs with conditions.

2. Disclose the company's composite score (discussed on page 24) for the years being presented.

The "90/10 Rule," page 25

3. Disclose and describe any controls in place to monitor compliance with the "90/10 Rule" requirement.

Return of Title IV Funds for students who withdraw, page 26

4. Per your disclosure, using the Department of Education's formula under the "90/10 Rule" that was in effect prior to the August 2008 reauthorization of the Higher Education Act, for your 2009 and 2008 fiscal years, you derived approximately 82.5% and 78.6%, respectively, of your revenues (calculated on a cash basis) from Title IV program funds. These rates have been reviewed by your financial accounting firm as reflected in the notes to our audited financial statements for each fiscal year. However, on page 36 and elsewhere in the filing, you reported different percentages with respect to these Title IV program revenues. Please advise or revise.

Incentive Compensation Rule, page 27

5. We note that your non-cash awards have not been within the scope of any specific "safe harbor" provided in the compensation regulations. Tell us whether this practice has come under scrutiny by the Department of Education and how the company is confident that this practice does not violate the rule. Also, tell us how the practice of paying some related parties a percentage of the net revenue that you receive from applicants recruited by those entities (page 73) is consistent with the rule.

Provisional Certification, page 33

6. Please disclose the maximum period of your participation in the Title IV programs on a provisional basis if specified by the Department of Education.

Item 1.A. Risk Factors, page 36

We could lose our ability to participate in the Title IV programs if we fail to maintain our institutional…, page 39

7. Tell us whether the possibility of the company losing its regional accreditation at the time of its next scheduled review in 2016-17 is too remote to constitute a risk to investors.

We would lose our ability to participate in Title IV programs … page 40

8. Please disclose the most recent development on the Education Department's OIG findings on the Higher Learning Commission.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 69

9. The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management's discussion and analysis in future filings to provide additional analysis of the following issues: (i) the increase in your bad debt expenses over the last three years; (ii) the increasing number of scholarships you have awarded your students in each of the last three years; and (iii) whether management anticipates that you will maintain your recent growth rate with respect to both student enrollments and revenues.

Critical Accounting Policies and Estimates, page 75
Revenue Recognition, page 100

10. Please update your revenue recognition policy to provide a more detailed description of your estimation of revenues based on the days' approach in a term based environment. Refer to your disclosures on pages 26 and 121. Additionally, disclose
   - how it applies to tuition on courses offered through nontraditional modality
   - When you recognize into revenues tuition forfeitures or earned Title 1V funds after the prescribed withdrawal threshold periods.

7. Notes Payable and Other, page 106

11. Please expand your disclosure to include the significant operating and financial restrictions imposed under your loan agreement, including but not limited to your disclosure on page 56.

18. Quarterly Results of Operations (Unaudited) , page 121

> 12. Tell us why it was appropriate to restate interim periods to apply the "days approach" revenue recognition methodology *prior* to your conversion from a term-based to a non-term borrower based financial aid system. Specifically, we note your disclosure on page 26 concerning "moving from a term-based environment to a borrower-based non-term environment starting in April, 2010" but that you restated interim periods prior to July 1, 2009 in preparation for the conversion.

Definitive Proxy Statement

> 13. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Impact of Performance on Compensation, page 20

> 14. We note that 20% of each named executive officer's payment under your non-equity incentive plan was based on the achievement of individual performance goals. In future filings please clarify what goals and targets were exceeded, achieved or underachieved for each named executive officer and how the contributions for each element resulted in the compensation awarded. See Item 402(b)(2)(vii) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2010

3. Restatement of Financial Statements, page 8

> 15. Per your disclosure, revenue recognition method under the days approach created materially different results in certain interim periods, "due to the timing of the start of the terms and the scheduled breaks," but annual revenue approximated revenues recognized under the monthly approach. It would appear that for the annual amounts in 2008 under the two different methods to reconcile, a true-up under the days' approach would have been required in the fourth quarter. Tell us what that amount was.

> 16. Tell us more in detail how the change in the revenue recognition approach would impact or has impacted the timing of certain expenses, specifically salaries and benefits for faculty and revenue share arrangements.

Critical Accounting Policies and Use of Estimates, page 13

17. We note your disclosure that "there have been no significant changes in your critical accounting policies." Notwithstanding, it appears that your conversion from a term-based to a non-term, borrower-based financial aid system would have impacted the timing and recognition of revenues, particularly in connection with the timing of tuition earned following student withdrawals. Specifically, we note your disclosure on page 26 of the Form 10-K that "based on the change to a non-term environment, you anticipate an increase in the Title 1V program funds to be returned to lenders or the Department of Education. Please advise or revise.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Department of Education Program Review, page 16

18. We note that you have not been informed which of your liberal arts programs the Department of Education believes may have been ineligible under Title IV, but please disclose the aggregate Title IV monies you received in connection with all of your liberal arts programs during the period under review.

Balance Sheets, page 4

19. Tell us the nature of the significant increase in restricted cash, accounts receivable, and deferred revenue and student deposits as of the quarter just ended compared to your 2009 year-end.

Form 8-K filed on August 18, 2010

20. Tell us why the DOE objected to proposed settlement. We also note the last sentence of your press release included as Exhibit 99.1 to your filing. Tell us the significance of the condition to the settlement agreement permitting the DOE to initiate "other administrative actions" against the Company. It would appear that the DOE always has the power to bring an administrative action against the Company.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s Kyle Moffatt for

Larry Spirgel
Assistant Director